

October 2, 2012

<u>Via E-mail</u>
Joseph C. Hayden
Principal Executive Officer
Applied Energetics, Inc.
3590 East Columbia Street
Tucson, AZ 85714

      Re: **Applied Energetics, Inc.**
                    Form 10-K for Fiscal Year Ended December 31, 2011
                    Filed March 29, 2012
                    File No. 001-14015

Dear Mr. Hayden:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Loan Lauren P. Nguyen

                    Loan Lauren P. Nguyen
                    Special Counsel